UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69556

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Olden Lane Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__100 SOMERSET CORPORATE BLVD, SUITE 101-2ND FLOOR__
　　　　　　　　　　　　　　　　　(No. and Street)

__BRIDGEWATER__	__NJ__	__08807__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Yuen Na Chun__	__9176017066__	__yuen.oldenlane@gmail.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__WithumSmith+Brown, PC__
　　　　　　　　　　(Name – if individual, state last, first, and middle name)

__1411 Broadway, 23rd Floor__	__New York__	__NY__	__10018__
(Address)	(City)	(State)	(Zip Code)

__10/08/2003__	__100__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Olden Lane Securities LLC

(A wholly owned subsidiary of Olden Lane Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2025

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
       applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, _Michael Macchiarola_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Olden Lane Securities LLC_____, as of _December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to ~~consolidated~~ statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
Olden Lane Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olden Lane Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

New York, New York

February 18, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Olden Lane Securities LLC
(A wholly-owned subsidiary of Olden Lane Inc.)

Statement of Financial Condition
December 31, 2025

Assets	
Cash	$ 863,633
Due from clearing broker, including clearing deposit of $100,000	176,283
Accounts receivable	230,000
Other assets	24,618
Total assets	$ 1,294,534
Liabilities and Members' Equity	
Liabilities	
Accrued expenses and accounts payable	$ 163,160
Total liabilities	163,160
Members' equity	
Preferred member interest	250,000
Other member interest	881,374
Total members' equity	1,131,374
Total liabilities and members' equity	$ 1,294,534

The accompanying notes are an integral part of this financial statement.

Olden Lane Securities LLC
(A wholly-owned subsidiary of Olden Lane Inc.)

Notes to Statement of Financial Condition
December 31, 2025

1.   **Organization and Business**

Olden Lane Securities LLC (the "Company"), a subsidiary of Olden Lane Inc. (the "Parent"), is a Delaware limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of buying and selling and trading fixed income securities, and private placement and underwriting of securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation and Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received.

Contract liabilities arise upon the earlier of when customers' contractual obligations become payable or payment is made in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2025, and December 31, 2025, the Company had no contract assets and no contract liabilities (deferred revenue). At December 31, 2025, the Company had outstanding receivables of $230,000.

Segment Reporting
The Company manages its business and allocates recourses based on the information reviewed by its Chief Operating Decision Maker ("CODM") which has been identified as the Chief Executive Officer ("CEO").

The CODM reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. The CODM does not regularly review discrete financial information for individual product lines, services, or geographic regions.

Accordingly, the Company has determined that it operates in one operating segment, which is "Securities Related Activities" for purposes of ASC 280, Segment Reporting.

Cash

All cash deposits are held by one single financial institution and therefore are subject to the credit risk at that financial institution to the extent these balances are in excess of federally insured limits. At December 31, 2025, there was one cash balance held by the Company which was in excess of federally insured limits.

Due from Clearing Broker

The Company is required to maintain a minimum clearing deposit of $100,000 with its clearing broker, Hilltop Securities Inc. The amounts owed by the clearing broker represent a concentration of credit risk to the extent the balance exceeds the Securities Investor Protection Corporation limit. The Company's balance was within the limit at December 31, 2025. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Allowance for Credit Losses

In accordance with Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"), the Company measures all current expected credit losses ("CECL") for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period.

Accounts Receivable

The Company's accounts receivable, which primarily consist of balances due from customers for private placement fees are carried at cost. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the arrangement and expectation of collection in accordance with industry standards. The Company records an estimated allowance for credit loss for any balances that are deemed to be uncollectible. Management monitors the credit risk of customers, including historical experience,

current conditions, reasonable assurance, and supportable forecasts to determine expected credit loss. As of December 31, 2025, there was no allowance for credit losses.

Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

3. **Preferred Member Interest**

On July 11, 2019 the Department of Commerce Federal Credit Union ("DOC") was admitted as a Preferred Member of the Company contemporaneous with a capital contribution of $250,000 in exchange for 25 Preferred Units. As a Preferred Member, DOC is entitled to a cumulative return at a rate of eight percent (8%) per annum and paid quarterly. Preferred Units carry a redemption right, but not an obligation to exercise that right, beginning on the sixth anniversary of its preferred membership.

Preferred Units entitle DOC to preferred allocations, distributions, liquidation preference and redemption rights as set forth in the Company's Operating Agreement.

The first payment of the preferred return was for $5,000 made on October 16, 2019. Subsequent payments of the preferred return are due every three months hence. For the year ended December 31, 2025, the Company paid $20,000 in preferred returns.

4. **Related Party Transactions**

The Company had a services agreement with its Parent whereby the Parent was to provide certain personal, infrastructure and administrative support, including office space, technology, systems, equipment and other services. Shared costs were allocated based on the Expense Sharing Agreement ("ESA") between the two companies. Effective January 29, 2019 the Parent amended the ESA so that the Company will not reimburse the Parent for any of the costs the Parent has attributed to and paid on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Indemnifications and Off-Balance-Sheet Risks**

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor: (1) the creditworthiness of its customers and (2) that customer transactions are executed properly by the clearing broker-dealer.

The Company does not expect nonperformance by its customers or its clearing broker-dealer. In the ordinary course of business, the Company enters contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

6.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of approximately $992,000 which exceeded the required net capital by approximately $892,000.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers. The Company does not handle cash or securities on behalf of customers.

7.   Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statements.